For Immediate Release

Nordion Reports Third Quarter Fiscal 2013 Financial Results

•	Revenue of $71.7 million in Q3 2013, an increase of 7% over Q3 2012
•	GAAP EPS of $2.91 in Q3 2013 versus $0.20 EPS in Q3 2012. Adjusted earnings per share, excluding specified items, of $0.20 in Q3 2013, down from adjusted earnings per share of $0.25 in Q3 2012
•	Completed divestiture of the Targeted Therapies business to BTG plc for a cash purchase price of approximately $200 million and net cash proceeds of about $190 million

Nordion reports in U.S. dollars unless otherwise specified. Further details on the information provided in this news release are available in the Company’s third quarter fiscal 2013 Management Discussion & Analysis and Consolidated Financial Statements.

OTTAWA, CANADA – September 5, 2013 – Nordion Inc. (TSX: NDN) (NYSE: NDZ) today reported results for the third quarter of fiscal 2013. The Company generated $71.7 million in revenue for the third quarter fiscal 2013, an increase of $4.6 million, or 7%, over revenue of $67.1 million for the same period in fiscal 2012.

Nordion had GAAP net income of $180.4 million in third quarter fiscal 2013, up $168.1 million from GAAP net income of $12.3 million in third quarter fiscal 2012, mainly due to the gain on the sale of the Targeted Therapies business. Excluding the specified items shown on the attached non-GAAP reconciliation table, adjusted net earnings for the third quarter decreased to $12.6 million from adjusted net income of $15.5 million during the same period in the previous fiscal year.

GAAP EPS was $2.91 in third quarter fiscal 2013 versus $0.20 EPS in the same period last year. Adjusted non-GAAP earnings per share in third quarter fiscal 2013 decreased to $0.20 compared with $0.25 non-GAAP earnings per share (EPS) in the third quarter of 2012.

“Nordion delivered solid results in its third quarter and we are on track towards achieving our expectations for fiscal 2013”, said Mr. Steve West, Chief Executive Officer, Nordion Inc. “We’ve also made good progress with our strategic objectives in recent weeks, reducing uncertainty by resolving our outstanding liabilities with AECL.”

Consolidated Financial Results
GAAP
	Three months ended July 31			Nine months ended July 31
(thousands of U.S. dollars, except when noted)	2013	2012	% Change	2013	2012	% Change
Revenues	$71,709	67,141	7%	$181,462	170,169	7%

Gross margin	55%	55%	-	54%	53%	1%

Net income	$180,424	12,302	1367%	$180,886	14,636	1136%

Diluted earnings per share	$2.91	0.20	1355%	$2.92	0.24	1117%

Cash and cash equivalents	$281,947	81,896	244%	$281,947	81,896	244%

Weighted average number of Common shares outstanding – diluted (thousands of shares)	61,960	61,968	-	61,909	62,065	-

Non-GAAP1
	Three months ended July 31			Nine months ended July 31
(thousands of U.S. dollars, except when noted)	2013	2012	% Change	2013	2012	% Change
Adjusted net income	$12,570	15,479	(19%)	$20,282	27,398	(26%)

Adjusted diluted earnings per share	$0.20	$0.25	(20%)	$0.33	$0.44	(25%)

1 See Non-GAAP reconciliation table at the end of this release

Nordion Inc. Interim Report July 31, 2013

Subsequent to Third Quarter Fiscal 2013
Close of Divestiture of Targeted Therapies Business and Update on Use of Net Cash Proceeds
On July 13, 2013, Nordion completed the sale of its Targeted Therapies business to BTG plc (BTG). The Company received sale proceeds of $200.7 million in cash and realized net cash proceeds of approximately $190 million from this sale. In Q3 2013, Nordion recorded an after-tax gain of approximately $182 million for this sale.

Having considered potential methods of distributing the net cash proceeds from the sale of the Targeted Therapies business to shareholders, the overall tax implications for shareholders and the progress of the strategic review, Nordion currently intends to retain the net cash proceeds on the Company’s balance sheet.

AECL Settlement
On August 20, 2013, Nordion announced that it had entered into a comprehensive settlement agreement with Atomic Energy of Canada Limited (AECL) to resolve the outstanding claims between both parties related to the MAPLE facilities. Under the terms of the settlement agreement, Nordion received $15 million in cash from AECL, and AECL has released its claim against Nordion of approximately CAD$47 million for arbitration costs. Nordion has correspondingly withdrawn its MAPLE-related lawsuit against AECL in relation to the Isotope Production Facilities Agreement (IPFA) and the parties have released each other from claims relating to the IPFA and related litigation. Nordion also announced that the parties had entered into an amended and restated isotope supply agreement having a term until October 31, 2016 and a waste management services agreement having a term until October 31, 2026. Please refer to the news release Nordion Reaches Settlement with AECL to Resolve MAPLE Lawsuits and Arbitration Costs for more information. In third quarter fiscal 2013, Nordion recorded a $24.6 million recovery relating to AECL matters while reducing accrued liabilities by the same amount. The Company expects to record the $15 million cash settlement gain in fourth quarter fiscal 2013.

Third Quarter Fiscal 2013 Segment Results
Sterilization Technologies
Sterilization Technologies revenue for third quarter fiscal 2013 of $36.5 million increased by $4.4 million or 14%, compared with third quarter fiscal 2012. Revenue from Cobalt of $35.4 million in third quarter fiscal 2013 increased by $3.5 million or 11% due to the quarterly variability in the timing of Cobalt-60 shipments to the Company’s customers.

Sterilization-Other revenue of $1.2 million increased by $0.9 million in third quarter fiscal 2013, compared with third quarter fiscal 2012 primarily due to an increase in production irradiator refurbishments performed.

Sterilization Technologies segment earnings of $17.8 million increased $3.4 million or 24% in third quarter fiscal 2013 compared with third quarter fiscal 2012 mainly due to higher revenues, partially offset by higher selling, general and administrative costs.

Medical Isotopes
Medical Isotopes revenue for third quarter fiscal 2013 of $24.0 million, increased by $2.1 million or 9%, compared with the same period in fiscal 2012. Reactor isotopes revenues of $16.1 million in third quarter fiscal 2013 increased by $1.6 million or 11%. The primary reactor in Europe used to supply certain of the Company’s segment competitors was shut down from November 2012 until June 2013, which primarily contributed to the increase in revenue.

Cyclotron isotopes revenue of $5.4 million was $0.2 million or 4% higher in third quarter fiscal 2013, compared with the same period in fiscal 2012, primarily due to the return of Strontium-82 sales, which Nordion resumed in April 2013 after having halted production in May 2012. Contract manufacturing revenues increased slightly in third quarter 2013 reflecting the start of the TheraSphere® Manufacturing and Support Agreement in the second half of July 2013 following the sale of the Targeted Therapies business to BTG.

Medical Isotopes segment earnings of $5.9 million in third quarter fiscal 2013 increased $1.3 million or 29%, compared with third quarter fiscal 2012, mainly due to increased revenues across the product lines slightly offset by higher selling, general and administrative costs.

Targeted Therapies
Targeted Therapies revenue for third quarter fiscal 2013 of $11.1 million decreased by $1.9 million or 15%, compared with third quarter fiscal 2012. The decrease was largely attributable to the closing of the sale of the Targeted Therapies business to BTG on July 13, 2013.

Targeted Therapies segment earnings of $0.5 million in third quarter fiscal 2013 decreased $3.8 million or 87%, compared with third quarter fiscal 2012 primarily as a result of the Company’s increased investment in TheraSphere sales and marketing, and an increase in general and administrative costs required to support the growth of the TheraSphere product.

Non-cash fixed asset impairment
Nordion recorded a non-cash pre-tax impairment charge of approximately $29 million in third quarter fiscal 2013 following the completion of the sale of the Targeted Therapies business. As of July 31, 2013, Nordion had an asset group with a carrying value of $38.4 million used in the Targeted Therapies and Medical Isotopes segments. The Company identified impairment indicators relating to the completion of the sale of the Targeted Therapies business, which significantly changed the previously estimated cash flows supporting this asset group.

Corporate and Other
The Corporate and Other segment incurred a loss of $4.7 million in third quarter fiscal 2013, which increased from a loss of $2.7 million in the third quarter fiscal 2012, primarily due to foreign exchange losses and the increase in general and administrative costs associated with central functions previously allocated to Targeted Therapies.

A full copy of Nordion’s third quarter fiscal 2013 Management’s Discussion and Analysis and the financial statements and notes can be downloaded at www.nordion.com/investors and is also available on SEDAR and EDGAR.

Conference Call
Nordion will hold a conference call on Thursday, September 5, 2013 at 10:00 am ET to discuss its third quarter fiscal 2013 results. This call will be webcast live at www.nordion.com, and will be available after the call in archived format at http://www.nordion.com/webcasts. Interested parties may access the live webcast of the conference call from the Nordion website at www.nordion.com. Participants will need to register for this call and provide their full name, company name, phone number and email address to obtain the conference call coordinates. Registered participants will join the call using the coordinates (phone number, passcode, & personal PIN) provided during the registration process. Please advise your participants to print the coordinates when registering. The Self Registration URL link is as follows:

 http://selfreg6.bellconferia.ca/webportal3/reg.html?Acc=1790302020&Conf=125188

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 450 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

Non-GAAP Information

To supplement the financial measures prepared in accordance with generally accepted accounting principles (GAAP), the company uses non-GAAP financial measures such as adjusted net income and adjusted earnings per share. Non-GAAP financial measures exclude certain items, such as restructuring charges and recovery, change in fair value of embedded derivatives, AECL arbitration and legal fees, loss and gains on sales of investments, loss or gains on discontinued operations, and tax effects on adjusted items. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the company's core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP. Therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of applicable securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. In addition, this release contains other "forward-looking statements" relating to the net cash proceeds from the sale of the Targeted Therapies business and other statements that are not historical facts. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic, regulatory and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2012 Annual Information Form (AIF). Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to potential adverse developments in new and pending legal proceedings, or regulatory investigations, as well as the risk factors which are described in section 5 of our 2012 AIF and in our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission (available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on Nordion’s website at www.nordion.com), and our success in anticipating and managing those risks. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tamra Benjamin
(613) 592-3400 x 1022
tamra.benjamin@nordion.com

Nordion Inc. Interim Report July 31, 2013

 Segment Financial Results (with reconciliation to net income)

	Three months ended July 31			Nine month ended July 31
(thousands of U.S. dollars, except per share amounts)	2013	2012	% Change	2013	2012	% Change
Revenues
Sterilization Technologies	36,543	32,145	14%	73,167	63,123	16%
Medical Isotopes	24,032	21,972	9%	71,973	70,618	2%
Targeted Therapies	$11,134	$13,024	(15%)	$36,322	$36,428	-
Consolidated segment revenues	$71,709	$67,141	7%	$181,462	$170,169	7%

Segment earnings (loss)
Sterilization Technologies	17,794	14,403	24%	27,725	22,361	24%
Medical Isotopes	5,915	4,572	29%	18,028	18,188	(1%)
Targeted Therapies	$544	$4,336	(87%)	$3,036	$11,269	(73%)
Corporate and Other	(4,688)	(2,703)	73%	(9,715)	(7,433)	(31%)
Total segment earnings	$19,565	$20,608	(5%)	$39,074	$44,385	(12%)

Depreciation and amortization	3,071	3,509	(12%)	9,405	13,847	(32%)
Restructuring charges, net	35	(46)	(176%)	87	(699)	(112%)
AECL arbitration and legal costs	(93)	955	(110%)	540	4,774	(89%)
Gain on sale of Targeted Therapies	(188,870)	-	(100%)	(188,870)	-	(100%)
Impairment on long lived assets	29,201	-	100%	29,201	-	100%
Litigation settlement gain	(24,627)	-	(100%)	(23,327)	-	(100%)
Pension settlement loss	-	-	-	7,003	-	100%
Loss on Celerion note receivable	-	-	-	218	2,411	(91%)
Recovery from previously written off investments	-	-	-	(814)	-	(100%)
Internal investigation costs	1,157	1,356	(15%)	9,791	1,356	622%
Strategic review costs	340	-	100%	956	-	100%
Change in fair value of embedded derivatives	288	1,992	(86%)	494	8,417	(94%)
Operating income	$199,063	$12,842	1450%	$194,390	$14,279	1261%

Net interest income	174	138	26%	812	1,121	(28%)
Income tax expense	(18,813)	(678)	2675%	(14,316)	(764)	1774%
Net income	$180,424	$12,302	1367%	$180,886	$14,636	1136%

Nordion Inc. Interim Report July 31, 2013

Non-GAAP Reconciliation

Three months ended July 31				Nine months ended July 31
(thousands of U.S. dollars, except per share amounts)	2013	2012	% Change	2013	2012	% Change
Net income	$180,424	$12,302	1367%	$180,886	$14,636	1136%
Adjusted for specified items:
Gain on sale of Targeted Therapies	(188,870)	-	(100%)	(188,870)	-	(100%)
Impairment on long lived assets	29,201	-	100%	29,201	-	100%
Litigation settlement gain	(24,627)	-	(100%)	(23,327)	-	(100%)
Internal investigation costs	1,157	1,356	(15%)	9,791	1,356	622%
Strategic review costs	340	-	100%	956	-	100%
Change in fair value of embedded derivatives	288	1,992	(86%)	494	8,417	(94%)
AECL arbitration and legal fees	(93)	955	(110%)	540	4,774	(89%)
Restructuring (recovery) charges, net	35	(46)	176%	87	(699)	(112%)
Loss on Celerion note receivable	-	-	-	218	2,411	(91%)
Pension settlement loss	-	-	-	7,003	-	100%
Recovery from previously written off investments	-	-	-	(814)	-	(100%)
Tax effect on specified items listed above	22,641	(1,080)	2196%	18,043	(3,497)	616%
Change in reserve for uncertain tax positions	14	-	100%	(13,176)	-	(100%)
Provision to previously filed tax returns	99	-	100%	5,751	-	100%
Valuation allowance on deferred tax assets	(8,039)	-	100%	(6,501)	-	(100%)
Adjusted net income	$12,570	$15,479	(19%)	$20,282	$27,398	(26%)

Diluted earnings per share	2.91	0.20	1355%	2.92	0.24	1117%
Adjusted diluted (loss) earnings per share	0.20	0.25	(20%)	0.33	0.44	(25%)
Weighted average number of Common shares outstanding – diluted (thousands of shares)	61,960	61,968	-	61,909	62,065	-

Nordion Inc. Interim Report July 31, 2013

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	July 31	October 31
(thousands of U.S. dollars, except share amounts)	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$281,947	$109,360
Accounts receivable	35,660	46,488
Notes receivable	3,894	4,004
Inventories	38,243	33,977
Income taxes recoverable	4,850	23,951
Current portion of deferred tax assets	4,018	4,141
Other current assets	3,532	2,042
Total current assets	372,144	223,963

Restricted cash	39,368	3,906
Property, plant and equipment, net	49,413	88,217
Deferred tax assets	37,173	52,855
Long-term investments	1,450	1,450
Other long-term assets	50,812	58,190
Total assets	$550,360	$428,581
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$17,970	$18,783
Accrued liabilities	37,385	80,322
Income taxes payable	667	9,494
Current portion of long-term debt	4,027	4,190
Current portion of deferred revenue	667	1,500
Total current liabilities	60,716	114,289

Long-term debt	38,279	39,141
Deferred revenue	1,101	1,958
Long-term income taxes payable	1,925	3,960
Other long-term liabilities	68,649	74,468
Total liabilities	170,670	233,816

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,909,101	252,168	252,168
Additional paid-in capital	85,949	84,726
Accumulated deficit	(84,587)	(265,474)
Accumulated other comprehensive income	126,160	123,345
Total shareholders’ equity	379,690	194,765
Total liabilities and shareholders’ equity	$550,360	$428,581

Please refer to the complete set of Consolidated Financial Statements for Q3 2013

Nordion Inc. Interim Report July 31, 2013

CONSOLIDATED STATEMENTS OF OPERATIONS [UNAUDITED]
	Three months ended		Nine months ended
	July 31		July 31
(thousands of U.S. dollars, except per share amounts)	2013	2012	2013	2012
Revenues	$71,709	$67,141	$181,462	$170,169
Costs and expenses
Direct cost of revenues	32,024	30,384	84,040	80,428
Selling, general and administration	19,028	17,362	63,352	47,988
Depreciation and amortization	3,071	3,509	9,405	13,847
Restructuring (recovery) charges	35	(46)	87	(699)
Change in fair value of embedded derivatives	288	1,992	494	8,417
Impairment on long lived assets	29,201	-	29,201	-
Other (income) expenses, net	(22,131)	1,098	(10,637)	5,909
Total costs and expenses	61,516	54,299	175,942	155,890

Gain on sale of Targeted Therapies	(188,870)	-	(188,870)	-
Operating income	199,063	12,842	194,390	14,279
Interest expense	(896)	(1,197)	(3,112)	(3,489)
Interest income	1,070	1,335	3,924	4,610
Income before income taxes	199,237	12,980	195,202	15,400
Income tax expense	18,813	678	14,316	764
Net income	$180,424	$12,302	$180,886	$14,636

Basic and diluted earnings per share	$2.91	$0.20	$2.92	$0.24

Please refer to the complete set of Consolidated Financial Statements for Q3 2013

Nordion Inc. Interim Report July 31, 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars)	2013	2012	2013	2012
Operating activities
Net income	$180,424	$12,302	$180,886	$14,636
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Items not affecting current cash flows	(174,545)	1,989	(157,400)	15,921
Changes in operating assets and liabilities	(4,166)	(2,352)	(12,758)	4,611
Cash provided by operating activities	1,713	11,939	10,728	35,168
Investing activities
Proceeds of sale of Targeted Therapies	200,732	-	200,732	-
Purchase of property, plant and equipment	(470)	(1,172)	(1,423)	(5,828)
Decrease (increase) in restricted cash	-	795	(35,327)	1,261
Cash provided by (used in) investing activities	200,262	(377)	163,982	(4,567)
Financing activities
Payment of cash dividends	-	(6,196)	-	(18,632)
Repurchase and cancellation of Common shares	-	(170)	-	(3,691)
Cash used in financing activities	-	(6,366)	-	(22,323)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,562)	(1,100)	(2,123)	(449)
Net increase in cash and cash equivalents during the period	200,413	4,096	172,587	7,829
Cash and cash equivalents, beginning of period	81,534	77,800	109,360	74,067
Cash and cash equivalents, end of period	$281,947	$81,896	$281,947	$81,896

Please refer to the complete set of Consolidated Financial Statements for Q3 2013

SOURCE: Nordion

Nordion Inc. Interim Report July 31, 2013